FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2004

VIDÉOTRON LTÉE
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

        Form 20-F       |X|       Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

        Yes                  |_|       No              |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

VIDÉOTRON LTÉE

Filed in this Form 6-K

Documents index

1-	Press release dated November 12, 2004 (Quebecor Media Inc.)

November 12, 2004

For immediate release

QUEBECOR MEDIA INC. ANNOUNCES PLAN TO INTEGRATE OPERATIONS
OF VIDEOTRON TELECOM LTD. INTO VIDÉOTRON LTÉE IN 2005

Montréal, Québec – Quebecor Media Inc. has announced today that it plans to integrate in 2005 the operations of Videotron Telecom Ltd. into Vidéotron ltée, both wholly-owned subsidiaries of Quebecor Media. This integration is intended to accelerate the deployment of Vidéotron ltée’s new residential telephone service, the launching of which is expected in the first half of 2005. As a result of this integration, the assets and operations of Videotron Telecom would also be included in the Vidéotron ltée credit group. The completion of this integration remains subject, among other things, to the approval of the CRTC and Vidéotron ltée’s lenders, as well as the satisfactory completion of discussions with unions.

Videotron Telecom is a provider of a full range of business telecommunications services, including local switch dial tone, long distance, high speed data transmission, Internet connectivity and Internet hosting, to customers that include businesses and governmental end users and other telecommunications service providers in Canada. For the year ended December 31, 2003, Videotron Telecom had revenues of CDN$75.6 million (including CDN$19.9 million from Vidéotron and its subsidiaries) and total assets of CDN$281.2 million.

Forward-looking statements

This press release contains forward-looking statements, which are subject to known and unknown risks and uncertainties that could cause Quebecor Media’s actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for Quebecor Media’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

Quebecor Media

Quebecor Media Inc., a subsidiary of Quebecor Inc. (TSX: QBR.A, QBR.B), operates in Canada, the United States, France, Italy and the UK. It is engaged in newspaper publishing (Sun Media Corporation), cable television (Vidéotron ltée), broadcasting (TVA Group Inc.), Web integration and technology (Nurun Inc.), Internet portals (Netgraphe Inc.), magazines (TVA Publishing Inc.), books (half a dozen associated publishing houses), distribution and retailing of cultural products (Archambault Group Inc. and Le SuperClub Vidéotron ltée), music production and distribution (Musicor and Select) and business telecommunications (Vidéotron Télécom ltée).

Information:

Jacques Mallette Executive Vice President and Chief Financial Officer Quebecor Inc. (514) 380-1948	Mark D’Souza Vice President and Treasurer Quebecor Media Inc. (514) 380-1912

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDÉOTRON LTÉE

/S/ Claudine Tremblay
———————————
By:   Claudine Tremblay
         Assistant Secretary

Date: November 15, 2004